Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-253047

PRICING TERM SHEET

NorthWestern Corporation

Pricing Term Sheet

$100,000,000 1.00% First Mortgage Bonds due 2024

Issuer:	NorthWestern Corporation d/b/a NorthWestern Energy
Expected Ratings (Moody’s / S&P)*:	A3 (negative) / A- (stable)
Pricing Date:	March 19, 2021
Settlement Date:	March 26, 2021 (T+5)
Security Type:	First Mortgage Bonds
Maturity Date:	March 26, 2024
Interest Payment Dates:	March 26 and September 26, beginning September 26, 2021
Principal Amount:	$100,000,000
Benchmark Treasury:	0.250% due March 15, 2024
Benchmark Treasury Price / Yield:	99 — 24+/ 0.329%
Spread to Benchmark Treasury:	+70 bps
Yield to Maturity:	1.029%
Coupon:	1.00%
Price to the Public:	99.915% of the principal amount
Optional Redemption:	On or after March 26, 2022 at par.
CUSIP / ISIN:	668074 AV9 / US668074AV99
Joint Book-Running Managers:	KeyBanc Capital Markets Inc.
RBC Capital Markets, LLC

*                             Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates.  Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus by calling KeyBanc Capital Markets Inc. toll-free at 1-866-227-6479 or RBC Capital Markets, LLC toll-free at 1-866-375-6829.